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Washington, DC

December 23, 2010

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:     Mission NewEnergy Limited
    Registration Statement on Form F-1
    File No. 333-170471

Dear Mr. Ingram:

On behalf of Mission NewEnergy Limited (the “Company”), we enclose responses to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated December 3, 2010 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response.

The Company has responded to the Staff's comments either by revising the Company’s registration statement on Form F−1 to comply with the comment, providing an explanation if the Company has not so revised the registration statement or providing supplemental information as requested.

Set forth below are the Company's responses to the comments contained in the Comment Letter. The comments are retyped below for your ease of reference. We have included page numbers to refer to the location of the revised registration statement where the language addressing a particular comment appears.

In addition, we enclose five courtesy copies of Amendment No. 1 to the registration statement in connection with the proposed offering of ordinary shares of the Company. Amendment No. 1 has been filed today with the Commission via EDGAR. For your ease of reference, the courtesy copies have been marked to show changes to the registration statement filed with the Commission on November 8, 2010.

Baker & McKenzie, an Australian partnership comprising Australian and Australian registered foreign lawyers, is a member of Baker & McKenzie International, a Swiss Verein.

General

1.
We note that on November 25, 2010, you posted on your website, www.missionnewenergy.com, the text of an address that your Managing Director made at your 2010 Annual General Meeting.  A similar note from your Managing Director is contained in your 2010 Annual Report, which is also available on your website.  This address includes, among other things, a detailed description of your business and the industry, including information that is not contained in your registration statement, your planned areas of focus in 2011, and references to your current registered offering including the theoretical listing price of your shares.  As you know, there are restrictions imposed on a company’s ability to disseminate information while its securities are “in registration.”  Please provide us with a detailed legal analysis of the Securities Act implications of the release of this type of information on your website.  For additional guidance, please see SEC Release No. 33-8591 and SEC Release No. 33-5180 and Rules 134 and 168 under the Securities Act.

The Company respectfully advises the Staff that it believes that neither the text of the address of its Managing Director made at its 2010 Annual General Meeting (the "MD Address"), nor a similar note in its 2010 Annual Report (the "Annual Report"), have had the effect of conditioning the public mind or arousing the public interest in the Company or its securities in the United States.

Consistent with Rule 168(a)(2)(iii)(A) under the Securities Act, the Company is a foreign private issuer that has its equities trading on a designated offshore securities market. The Company believes it satisfies all of the conditions under Rule 168(d) of the Securities Act and is therefore able to avail itself of the safe harbor contained within the exemption for the continued publication or dissemination of regularly released factual business information that is intended for use by persons other than in their capacity as investors or potential investors. Each of the conditions to the exemption under Rule 168(d) of the Securities Act are discussed below:

•	Rule 168(d)(1) – the Company has previously released annual reports and addresses from its Managing Director in the ordinary course of business;

•	Rule 168(d)(2) – the timing, manner and form of the MD Address and the Annual Report are consistent with previously released annual reports and addresses from its Managing Director; and

•	Rule 168(d)(1) – the Company is not an investment company registered under the Investment Company Act of 1940.

Applying Rule 168, the Company believes that neither the MD Address nor the Annual Report are an impermissible prospectus and neither communication violates the prohibition on pre-filing offers.

In addition, the MD Address and the Annual Report are communications mandated and encouraged by the listing rules (the "ASX Listing Rules") of the Australian Securities Exchange (the "ASX") as part of the continuous disclosure regime espoused by ASX Listing Rule 3.1, which provides that once an entity is or becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities, the entity must immediately file that information with the ASX.

The Company released an announcement to the ASX on March 15, 2010 that first disclosed the Company's intention to list on NASDAQ. The information contained in the Annual Report was merely an update to the Company's shareholders as to the status of the intention to list on NASDAQ, particularly given a shareholder vote is required to enable the listing (as explained further below).

With regards to the MD Address, the registration statement of the Company had already been filed with the Commission at the time of the MD Address and it was prudent and appropriate for the Managing Director to update the Company's shareholders as to the progress of the NASDAQ listing. In order to demonstrate that the MD Address was released to the ASX and placed on the Company's website purely to satisfy ASX Listing Rule 3.1, the Company has since removed the MD Address from its website so that it can now only be accessed from the website of the ASX.

Both the MD Address and the Annual Report are communications for the benefit of the Company's shareholders that are mandated and encouraged by the ASX Listing, and were in no way intended to, or in the opinion of the Company, have the effect of, violating the prohibition on pre-filing offers.

We also respectfully advise the Staff that neither the MD Address nor the Annual Report discuss the price range of the shares to be issued in the public offering. The theoretical listing price mentioned in the MD Address is purely an illustrative example of the potential effect of the proposed share consolidation upon the Company's share price. As the share consolidation is critical to the Company satisfying minimum NASDAQ trading price requirements, the MD Address necessarily informs the Company's shareholders of the possible effect of share consolidation upon the Company's share price.

We note that the public offering of shares and listing on NASDAQ (including the share consolidation required to meet the minimum trading price of NASDAQ) require shareholder approval. A Notice of Meeting will soon be sent to the Company's shareholders for such purpose.

2.
We note that you intend to complete a 50-1 share consolidation of your ordinary shares, and that the “share consolidation will be effected prior to the date of this prospectus.”  Please advise us as to whether you intend to complete the share consolidation prior to effectiveness, and whether you will also adjust your disclosure throughout the filing to reflect such consolidation.

The Company respectfully advises the Staff that it intends to complete the share consolidation prior to effectiveness and that it will adjust its disclosure to reflect such consolidation.

3.
We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C.  Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Staff's comment is duly noted. The Company respectfully advises the Staff that it will allow the Staff sufficient time to review its complete disclosure prior to any distribution of preliminary prospectuses. Where possible, the disclosure has been revised throughout the registration statement in response to the Staff's comment.

4.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

The Staff's comment is duly noted. The Company respectfully advises the Staff that it will inform the Staff of FINRA clearance.

5.
Please provide us with copies of any other artwork or other graphics you intend to use in your prospectus.  Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

The disclosure has been revised in response to the Staff's comment.  See the inside cover of the prospectus.

Other than the new artwork included at the inside front cover, the Company respectfully advises the Staff that at this stage it does not intend to use any other artwork or graphics in the prospectus. If the Company decides to use any other artwork or graphics in the prospectus, it will submit them for the Staff's review in a timely fashion.

6.
Please define terms where they first appear in the prospectus.  For example, we note that on page 10 you first use the full name “Jatropha Curcas” in a risk factor subheading, and that on page 35 you first define “seed cake.”

The Staff's comment is duly noted. The Company respectfully advises the Staff that it has revised the prospectus to define terms when they first appear.

7.
Please review the disclosure throughout the filing to ensure that you identify the source(s) for the industry and scientific information you provide, including the references to various statistics throughout the document.  In this regard, we note that you have provided numerous factual statements, statistics, charts and graphs, but you do not always indicate whether the source of this information is management’s belief, industry data, scientific reports, general articles, or any other source.  If this information is based upon management’s belief, please indicate that this is the case and also provide an explanation for the basis of your belief.  If this information is based upon other sources, please provide us with copies of these sources.

The disclosure has been revised throughout the registration statement in response to the Staff's comment. Please see the source materials annexed to this letter in relation to information not based upon management's belief.

Please also disclose in your filing the date of these sources, where such date has not been disclosed, and whether the information represents the most recently available data and, therefore, remains reliable.

The disclosure has been revised throughout the registration statement in response to the Staff's comment.

Finally, please tell us whether the sources are available to the public for no or nominal fee.  If the reports are not publicly available or if you commissioned the report or any part thereof, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.
The disclosure has been revised throughout the registration statement in response to the Staff's comment.

The Company respectfully advises the Commission that it will file a consent in relation to the report produced by The Energy Research Institute of India that is referenced on page 68.

With regards to information in the registration statement that is based on data obtained by the Company from OPIS, which is a paid service, the Company respectfully advises the Commission that it does not belief a consent is required for this information as it is information that the Company has analysed and used, to itself prepare the relevant disclosure, graphs or statistics.

To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing.
The Company respectfully refers the Staff to the source materials annexed to this letter.

Table of Contents

8.
Please remove the sentence in the first paragraph under the table of contents that advises investors to assume that information is accurate only as of the date of the prospectus.  This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

The disclosure has been deleted in response to the Staff's comment.  See page i.

Prospectus Cover Page

9.
Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities.  If you intend to price the securities on an existing home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities.

The Staff's comment is duly noted. The Company respectfully advises the Staff that this matter is being considered by the Company and it will provide the Commission with a bona fide price range of the offered securities with sufficient time for the Staff to review the price range prior to any distribution of preliminary prospectuses.

Also, please continue to disclose the current home market price in U. S. dollars, based on the most current exchange rate.  See Item 501(b)(3) of Regulation S-K.

The Staff's comment is duly noted. The Company respectfully advises the Staff that it will continue to disclose the current home market price in U.S. dollars, based on the most current exchange rate.

10.	Please delete the reference to Joint Book-Running Managers. We will not object to the use of the term on the outside back cover.

The disclosure has been deleted in response to the Staff's comment. See the prospectus cover page.

Prospectus Summary, page 1

11.
Please prominently disclose on the first page of your summary that your auditors have raised substantial doubt as to your ability to continue as a going concern.  Also, disclose you are a development stage company, have a history of net losses and have limited active business operations.

The disclosure has been revised in response to the Staff's comment.  See page 1.

12.
We note that your summary uses a number of terms that are unclear to the reader without referring to other sections of your prospectus.  For example, in the first paragraph of your Overview, you use a number of terms and industry jargon that are not defined or described for the reader, including, but not limited to, “Jatropha,” “gallon pa,” “captive second generation non-food feedstock,” “commercial scale crush,” “Jatropha contract farming,” “agronomy,” and “large scale fuel blenders.”  In addition, without further context, your references to a “large scale off-take agreement” and the “crude oil price above US$52.12 per barrel” are also unclear.  Please note that Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary should be a brief, non-repetitive, non-generic discussion of the most material aspects of your company and the offering and that it must comport with the Plain English requirements of Regulation C.  Please revise your summary to present the description of your business and key aspects of the offering accordingly.

The disclosure has been revised throughout the registration statement in response to the Staff's comment.

13.
Please provide supplemental support for your assertion that you are “one of, if not the only biodiesel business with captive second generation non-food feedstock, commercial scale refining capacity and a large scale off-take agreement.”  Please also confirm that the source(s) is widely available to the public.

The disclosure has been revised in response to the Staff's comment. The Company respectfully advises the Staff that it believes that supplemental support is no longer required. See page 1.

14.	Please disclose where your refinery operations, plantation acreage and wind farm operations are located.

The disclosure has been revised in response to the Staff's comment.  See page 1.

15.
Please ensure that the information you provide in your summary is balanced.  For example, you include your strengths and strategies, but the only challenges you discuss are challenges to the industry generally, as opposed to you specifically.  Please revise this section to discuss the challenges that you face.  For example, please include the fact the use of both palm oil and Jatropha as biodiesel feedstock are subject to U.S. government approval.  Please also clearly disclose that you have not begun producing commercial quantities of Jatropha-based biodiesel as of the date of this prospectus.  Please further disclose the date that you expect that you will be able to do so.

The disclosure has been revised in response to the Staff's comment.  See pages 4 and 5.

16.
We note your reference on page 2 to “cumulative productive acreage.”  Please revise your disclosure to clarify that this refers to acreage that you intend to acquire, but do not own as of the date of this prospectus.

The disclosure has been deleted in response to the Staff's comment.  See page 2.

17.
We note your statement on page 3 that you “expect to be able to capture some or all of the historic premium” because you are a low cost producer of biodiesel.  Please revise your disclosure to clarify why being a low cost producer of biodiesel enables you to capture the “historic premium.”  Please make a similar revision on page 56 of your Business section.

The disclosure has been revised in response to the Staff's comment.  See pages 3 and 61.

18.	Please revise your disclosure to clarify what you mean by “mandated volumes” in your discussion of Industry Challenges on page 3.

The disclosure has been deleted in response to the Staff's comment.  See page 4.

19.	Please revise your disclosure to clarify how the challenges relating to “Research & Development risk for second generation and advance biofuel development” relate to your business.

The disclosure has been revised in response to the Staff's comment.  See page 5.

Summary of Consolidated Financial and Operating Data.  See page 7

20.
In footnote 1 you disclose the amounts presented under the column labeled “U.S. $” were translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars.  Please revise your filing to translate assets and liabilities using the exchange rate at the balance sheet date and your income statement using the weighted average annual exchange rate.  In the alternative, please remove the U.S. dollar column.  Refer to paragraphs 39 and 40 of IAS 21 (ASC 830-30-45-3) for guidance.  This comment is also applicable to your capitalization table on page 28, MD&A discussion and selected consolidated financial and operating data on page 32.

The disclosure has been revised in response to the Staff's comment.  See pages 8, 30 and 34.

Risk Factors, page 9

General

21.
Please revise your risk factor subheadings to ensure they reflect the risk that you discuss in the text.  Many of your subheadings currently either merely state a fact about your business or do not reflect the actual risk(s) you discuss in the risk factor.  We note the following examples:

•	We expect to incur losses in the immediate future (page 9);

•	Our substantial level of indebtedness could adversely affect our financial condition (page 10);

•	Palm oil and Jatropha Curcas, or Jatropha, may not satisfy Renewable Fuels Standard 2 (page 10);

•	The U.S. Government may not extend the application of the Biodiesel Blending Tax Credit (page 11);

•	Palm based biodiesel produced in our refineries may not satisfy the Renewable Energy Directive (page 11);

•	We may be subject to margin calls on hedged positions if we enter into hedging positions (page 13);

•	We may have difficulty obtaining or maintaining all the required licenses and permits related to our business (page 14); and

•	We may not be able to effectively manage our planned expansion (page 16).

 Please note these are examples only.  Please review and revise all of your subheadings as necessary.

The disclosure has been revised throught the Risk Factors section in response to the Staff's comment.

22.
In general, risk factors that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section.  For example, we note that the following risk factors appear to contain generic disclosures:

•	Natural or man-made disasters or technological upgrades may result in interruption or suspension of our operations (page 15);

•	We may be adversely affected by general economic conditions (page 15); and

•	If equity research analysts do not publish research or reports about our business, (page 20);

Please note these are examples only.  Please review your risk factors and either eliminate the generic risks, or revise them to state specific material risks that apply to you or to the purchasers in this offering.

The disclosure has been revised throughout the Risk Factors section in response to the Staff's comment.

23.
Many of your risk factors appear to address multiple, distinct risks.  Please note that each risk factor should discuss a separate, material risk.  For example, we note that the following risk factors appear to address two or more separate risks:

•	Our strategy to meet our feedstock requirements internally … (page 12);

•	We may not be able to adequately protect our intellectual property … (page 14);

•	Changes in government policy could adversely affect our business … (page 15);

•	We may be unable to obtain adequate financing … (page 16);

•	We face significant competition from existing and new competitors … (page 18); and

•	An active trading market in the United States for our ordinary shares … (page 19).

Please revise these risk factors to present each distinct risk in a separate risk factor and ensure that the subheading for each risk factor reflects the actual risk that you discuss in the text.

The disclosure has been revised throughout the Risk Factors section in response to the Staff's comment.

24.
We note your disclosure on page 69 that enhanced byproduct realization will require you to enter into a new market where you have not historically operated.  Please add a risk factor disclosing the material risks to you considering that you estimate that you can achieve US$43.78 per barrel from Jatropha seed cake and other by-products.

The Staff's comment is duly noted. The Company respectfully advises the Staff that a new risk factor has been included in the prospectus.  See page 18.

25.
We note your disclosure on page 73 that you have one customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010.  Please include a risk factor disclosing your dependence on such customer, including your anticipated future dependence on this customer and the fact that you generally do not engage in converting palm oil to biodiesel unless you have a committed selling price from this customer.  Please provide examples of how the commitments of such customer have historically affected your biodiesel production.

The Staff's comment is duly noted. The Company respectfully advises the Staff that a new risk factor (including examples of how the commitments of such customer have historically affected the Company's biodiesel production) has been included in the prospectus.  See page 14.

The U.S. Government may not extend the application of the …, page 11

26.
Please revise your subheading to reflect the fact that the Biodiesel Blending Tax Credit does not merely have to be extended, but that it has already expired and must be reintroduced and re-enacted by the U.S. Government.  Please further revise your disclosure to describe specifically how the failure of the U.S. Government to reintroduce this tax credit could have a significant effect on your business, financial performance and financial condition.  We note in particular your statement on page 52 that there is no assurance that as a foreign producer you or your customers will qualify for the tax credit.

The disclosure has been deleted in response to the Staff's comment.  See page 12.

Palm based biodiesel produced in our refineries may not satisfy the Renewable Energy Directive, page 11

27.
Please revise your disclosure to specify whether Cargill has been certified as compliant with the Renewable Energy Directive.  If not, please describe any material risk that arises from such non-compliance.

The disclosure has been revised in response to the Staff's comment.  See page 12.

An increase in cost or an interruption in the supply of our feedstock may inhibit production …, page 12

28.
Please provide examples to illustrate the risk discussed under this subheading.  For example, discuss any negative impacts to your results of operations caused by increasing costs or interruptions in supply of palm oil.

The disclosure has been revised in response to the Staff's comment.  See page 13.

We have one customer who is likely to account for a substantial majority …, page 13

29.	Please revise the subheading of this risk factor to accurately reflect the risks that you face, aside from exposure to “credit risk.”

The disclosure has been deleted in response to the Staff's comment.  See page 15.

30.
Please revise your risk factor, or include a new risk factor(s), as appropriate, to explain the material risks relating to your agreement with Valero given that (1) you cannot start selling biodiesel to Valero until palm oil and Jatropha oil as biodiesel feedstock are approved pursuant to RFS2; and (2) you do not expect to begin to produce commercial quantities of Jatropha-based biodiesel until a future date.  Please also specify whether Valero is obligated to make any payments prior to the time that you produce commercial quantities of Jatropha-based biodiesel.

The disclosure has been revised in response to the Staff's comment.  See pages 14 and 15.

If we are unable to enter into sufficient offtake agreements …, page 13

31.	Please revise your disclosure to state whether the offtake agreement with Valero specifically prevents you from entering into other agreements with competitors to Valero.

The disclosure has been revised in response to the Staff's comment.  See page 15.

Our ability to supply biodiesel under the offtake agreement …, page 13

32.
We note your disclosure that you have contracted with Valero for 58% of your expected combined refining capacity, that Valero is “expected” to represent 58% of your planned refining capacity, and also that Valero will purchase your entire production of Jatropha based biodiesel up to a “contracted amount.”  Please reconcile your disclosure and clarity how much of your production of Jatropha-based biodiesel Valero has agreed to purchase.

The disclosure has been revised in response to the Staff's comment.  See page 15.

33.	Please revise your disclosure to explain the following:

•	How your ability to supply palm-based biodiesel is subject to favorable pricing for ULSD;

The disclosure has been revised in response to the Staff's comment.  See page 15.

•	Examples of how fluctuations in price and availability have affected your ability to supply palm-based biodiesel in the past; and

The disclosure has been revised in response to the Staff's comment.  See page 15.

•	What potential legislation may limit production of palm-based biodiesel.

The disclosure has been deleted in response to the Staff's comment.  See page 15.

Our future performance depends on the continued service …, page 13

34.	Please revise your disclosure to provide examples of your dependence on key management and technical staff.

The disclosure has been deleted in response to the Staff's comment that some risk factors were generic and could apply equally to similarly situated businesses.

We may not be able to adequately protect our intellectual property …, page 14

35.	Please revise your disclosure to clarify the type of “proprietary systems” that Crown Iron Works, Inc. has contracted to you, and your dependence on such proprietary systems.

The disclosure has been revised in response to the Staff's comment.  See pages 15 and 16.

We may have difficulty obtaining or maintaining all the required licenses …, page 14

36.
To the extent material, please disclose any material licenses or permits that you are in the process of applying for, and the status of the approval process for such licenses or permits.  Please also provide examples to illustrate the risk presented in this risk factor.

The disclosure has been revised in response to the Staff's comment.  See page 16.

We are subject to environmental regulations, the compliance with which imposes …, page 14

37.
Please provide examples to illustrate the risk discussed under this subheading.  For example, discuss existing or proposed environmental laws or regulations that could have a negative impact on your results of operations and financial condition.

The disclosure has been revised in response to the Staff's comment in relation to existing environmental laws or regulations.  See page 16. The Company respectfully advises the Staff that it is unaware of any proposed environmental laws or regulations that could have a negative impact on its results of operations and financial condition.

Changes in government policy could adversely affect our business …, page 15

38.
Please revise your disclosure to clarify how you are affected, if at all, by India’s limitation on the export of biofuels and whether your “export approval” provides for your unlimited export of Jatropha from India.

The disclosure has been revised in response to the Staff's comment.  See page 17.

Our financial performance may be adversely affected by fluctuations in exchange rates, page 15

39.	Please provide examples of how this risk has impacted your company in the past.

The disclosure has been revised in response to the Staff's comment.  See page 17.

We may be unable to obtain adequate financing …, page 16

40.
Please revise your disclosure to describe in more detail your plans to obtain shareholder approval of your issuance of shares in this offering, including when you plan to obtain such approval and likelihood of obtaining such approval.

The disclosure has been revised in response to the Staff's comment.  See page 18.

41.
We note your statement that your wind farm assets are mortgaged or otherwise secured in relation to loan financings.  Please revise your disclosure to clarify that you intend to discontinue your wind farm operations and specify any corresponding impact on your loan financings.

The disclosure has been revised in response to the Staff's comment.  See page 19.

Risks Related to Our Industry …, page 17

42.	Please revise the first two risk factors in this subsection to describe in greater detail the risks facing your company, including a more detailed explanation of the facts underlying the risks.

The disclosure has been revised in response to the Staff's comment.  See page 20.

We face significant competition from existing and new competitors …, page 18

43.
Please provide examples to illustrate the risk discussed under this subheading.  For example, discuss any expectations that existing competitors may increase operations or new competitors may enter the market, including specifically how this would impact you.

The disclosure has been revised in response to the Staff's comment.  See page 20.

Price Range of Ordinary Shares, page 26

44.	Please provide the annual high and low market prices for each of your financial years since your listing on the ASX in May 2006. See Item 9.A.4.(a) of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 28.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Overview, page 34

45.
We note that you state that your primary business is “the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel.”  Please revise your disclosure to clearly explain at the beginning of your Overview that you have not yet begun to produce commercial quantities of Jatropha-based biodiesel.  As currently drafted, it suggests that you are already producing commercial quantities of such biodiesel.

The disclosure has been revised in response to the Staff's comment.  See page 36.

46.
We note your discussion of pricing spreads between palm oil and crude oil in the forward market and in the spot market.  Please revise your disclosure to explain both the forward market and spot market in terms that investors will understand.

The disclosure has been revised in response to the Staff's comment.  See page 36.

Seasonality, page 36

47.
Please include the full discussion of seasonality in your business section.  However, you may include a discussion of seasonality to explain fluctuations in your revenues within your Results of Operations discussion.

The disclosure has been included in Business section in response to the Staff's comment.  See pages 38 and 81.

Critical Accounting Policies, page 37

48.	Please amend your filing to include your revenue recognition policy for all revenue sources.

The Company respectfully advises the Staff that it understands that this section should focus on critical accounting policies as opposed to all revenue policies, including any which are significant but not critical accounting policies. For example, the Company does not discuss the policy for interest income as this is not a critical accounting policy for the Company.

In any event, the disclosure has been revised in response to the Staff's comment with respect to sale of goods and change in fair value of biological assets.  See pages 38 and 39.

Comparison of Results of Operations, page 39

49.
We note your disclosure on page 73 that you have one customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010.  As part of your analysis of your results of operations, please discuss your dependence on such customer, including how the commitments of this customer affected the operation of your refinery and the capacity at which you operated, and therefore resulted in fluctuations in revenue.

The disclosure has been revised in response to the Staff's comment.  See page 78.

Fiscal 2010 compared with fiscal 2009, page 39

50.
We note your disclosure that your refinery operated for only three months in fiscal year 2010, but that you also state that you “operated at lower than full capacity in both years due to lower than expected demand as a result of the high cost of palm oil relative to the price of oil.”  Please revise your disclosure to contrast the duration of operation of your refinery in both fiscal year 2010 and fiscal year 2009 and the capacity at which the refinery operated during these periods, including an analysis of the reasons underlying the variance in duration and capacity.  Further, please provide a more comprehensive discussion of the change in margin spread between the two years, including the reasons why the input costs to produce biodiesel increased in fiscal year 2010.

The disclosure has been revised in response to the Staff's comment.  See page 41.

Fiscal 2009 compared with fiscal 2008, page 40

51.
We note your disclosure that your refinery operated at lower than full capacity in fiscal year 2009 due to “the high cost of materials relative to the price of oil.”  Please provide a more comprehensive discussion of, and quantify where possible, the increase in the cost of materials relative to the price of oil.  In particular, we note your disclosure that the input costs to produce biodiesel in fiscal year 2010 were also significant as compared to the sales price of biodiesel, but that revenue from refining decreased significantly during fiscal year 2010 as compared to fiscal year 2009.  Please provide context as to how the cost of materials, or the input costs, affected the fluctuations in revenue during these periods.

The disclosure has been revised in response to the Staff's comment.  See page 41.

52.
Please clarify the statement that the reduction in cost of growing your biological assets decreased from fiscal year 2008 to fiscal year 2009 “attributed to lower production volumes in 2010.”  In particular, it is unclear how this affected production volumes in 2010.

The disclosure has been revised in response to the Staff's comment.  See page 41. The Company respectfully advises the Staff that the reference to production volumes in 2010 was erroneous and has been amended to 2009.

Liquidity and Capital Resources, page 42

53.
We note that there is substantial doubt about your ability to continue as a going concern.  Please provide a discussion of how you intend to finance your operations for the next 12 months.  In particular, we note your disclosure in Note 5 to your financial statements that your ability to continue as a going concern is dependent upon your ability to collect amounts owed to you under your receivables, defer the capital commitment relating to the second biodiesel plant, or raise further debt or equity.

The Company respectfully advises the Staff that it believes the disclosure on page 36 of the prospectus under the heading "Overview" properly addresses the Staff's comment. The Company believes that cash on hand and the proceeds from this proposed public offering will provide sufficient working capital and liquidity for the Company to meet its liabilities as and when they fall due.

In the interests of further clarifying the Company's position in relation to the going concern issue, the disclosure has been revised in response to the Staff's comment.  See page 44.

54.
Please disclose whether there are any financial and operating covenants that you must comply with as part of your issuance of convertible notes in May 2007, or in connection with any of the private placements that occurred in fiscal year 2009 and fiscal year 2010.  Please consider the impact of these, or any other, covenants on your ability to undertake additional debt or equity financing.  If the covenants are reasonably likely to limit your ability to undertake financing to a material extent, please discuss the covenants in question, including your current position in relation to any required ratios or levels pursuant to such covenants, and the consequences of the limitation to your financial condition and operating performance.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The disclosure has been revised in response to the Staff's comment.  See page 45.

55.
We note your disclosure that you owe KNM approximately US$9.4 million when it transfers the second biodiesel refinery to you, and that you owe A$1.4 million when the installation of the “new process” relating to your refinery operations is complete.  Please disclose when you expect that such transfer and installation will be complete and you will be required to pay the amounts specified, including how you plan to fund such amounts.

The disclosure has been revised in response to the Staff's comment.  See page 46.

Tabular disclosure of contractual obligations, page 46

56.	Please revise your table of contractual obligations to include at least the periods specified in Item S.F. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 48.

Our Industry, page 47

57.	Please revise your disclosure to clarify what you mean by the statement “[b]iodiesel is widespread in use.” Please provide support for this statement, as appropriate.

The disclosure has been revised in response to the Staff's comment.  See pages 2, 49 and 57.

In addition, the Company respectfully advises the Staff that our statement is supported by biodiesel research undertaken in the United States by the Energy Information Administration since 2000. In 2005 the United States consumed 9 million gallons of biodiesel.  Biodiesel usage in Europe is reported yearly by the European Biodiesel Board and in 2009, 9 million tonnes of biodiesel was produced. A United Nations study shows global biodiesel usage was 5,666 million tonnes in 2006. The prevalence of biodiesel is also indicated by the media coverage of biodiesel prices in energy industry publications such as OPIS, Platts and Bloomberg.

58.
We note your use of terms that are industry specific jargon throughout your prospectus.  For example, you use the terms “base catalyzed transesterification,” “BPAC-AGQM technical standard biodiesel,” and “solvent extraction technique.”  Please revise to provide context for these terms so a reader not familiar with your industry can understand your use of these terms.

The disclosure has been revised throughout the prospectus in response to the Staff's comment.

59.
We note your statement that “there will be a shortfall in biofuels supply through and beyond 2022.”  Please disclose the amount of the projected shortfall, as projected in the 2010 Annual Energy Outlook prepared by the U.S. Energy Information Administration.

The disclosure has been revised in response to the Staff's comment.  See page 50.

60.
It is difficult to determine which line in the graph entitled “Plant Oil Prices from January 1983 to March 2008” corresponds to which type of plant oil.  We note similar problems with the graphs on page 65 regarding soybean yield and palm oil yield.  Please revise as appropriate.

The Company respectfully advises the Staff that the graphs will be revised prior to any distribution of preliminary prospectuses.

61.
We note your disclosure on page 51 that “[d]etailed analyses are currently being progressed to demonstrate that palm and Jatropha will meet [the RFS2] requirements.”  Please revise your disclosure to clearly state that palm and Jatropha are not currently approved for use in biodiesel under RFS2.

The disclosure has been revised in response to the Staff's comment.  See page 54.

Business, page 53

General

62.
Please include a description of the principal markets in which you compete, including a breakdown of total revenues by geographic market for each of the last three financial years.  See Item 4.B.2. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 58.

Overview, page 53

63.
Please revise your disclosure to clarify the statement on page 53 that you have already crushed and exported your first “commercial quantities” of Jatropha biodiesel.  In particular, we note your disclosure elsewhere in your prospectus, such as on page 35, that you are not yet producing “significant commercial quantities” of Jatropha-based biodiesel.  Please clarify here and elsewhere what you mean by “significant commercial quantities” versus “commercial quantities.”

The Company respectfully advises the Staff that while the Company has not produced commercial quantities of Jatropha-based biodiesel, the Company has produced commercial quantities of Jatropha oil.  The term "significant commercial quantities" has been deleted throughout the prospectus.

64.
Please explain what you mean on page 53 when you state that the biodiesel you produce is “widely used in the industry” and that you have built and generated “positive contributions” from your large scale refineries.

The disclosure has been revised in response to the Staff's comment.  See page 57.

65.
We note your discussion on page 53 of your “first long-term supply agreement” and that you “hope that deliveries under this agreement will begin during 2011.”  Please revise your discussion to explain the uncertainty in the delivery of Jatropha-based biodiesel, including the pending approval pursuant to RFS2.

The disclosure has been revised in response to the Staff's comment.  See page 58.

66.
Please provide supplemental support for your assertions that you are “the world’s largest Jatropha feedstock cultivation business in terms of acreage under contract” and that you are “one of the lowest cost producers of biodiesel based on [y]our operations in a low cost jurisdiction, low capital costs, low conversion costs and local access to the lowest cost commercially available feedstock.”  Please also confirm that the sources are widely available to the public.

The Company respectfully advises the Staff that these assertions are based on the following:

•
as a participant in the jatropha industry operating in multiple jurisdictions with global attention from equity capital markets, news media and direct contact with industry participants, the Company's management has been involved in numerous meetings and has not discovered or learnt of another jatropha project that is larger than the Company's;

•
the only global report on the jatropha industry that the Company is aware of was produced in 2008 by GEXSI and was titled “Global Market Study on Jatropha”. Based on the discussion of the jatropha industry in this report the Company believes its jatropha operation is one of the largest projects globally; and

•	a website detailing some jatropha industry participants does not provide evidence of any larger Jatropha acreage players than the Company (http://www.jatrophabook.com/home.asp).

67.
Please revise your disclosure to explain the significance of the certifications received by your refineries and that your first biodiesel refinery is the “only non-German biodiesel production facility certified to produce BPAC-AGQM technical standard biodiesel.”

The disclosure has been revised in response to the Staff's comment.  See page 59.

68.
Please revise your statement that you believe you are “one of, if not the only biodiesel business with … large scale offtake agreements” to specify that you have only one large scale offtake agreement.  Further, please provide support for this statement as requested in comment 10.

The disclosure has been revised in response to the Staff's comment.  See page 59.

Feedstock Cultivation, page 58

69.
We note your description of Jatropha on page 58.  This is the first time that such a description appears in the prospectus.  Please include a similar, abbreviated description in both your Summary and at the beginning of your Business section so that an investor may understand Jatropha when reviewing the remainder of your prospectus.

The disclosure has been revised in response to the Staff's comment.  See pages 1 and 58.

70.
We note the graph that shows the relative price and availability of oil seed crops on page 59.  Please include a scale for the “availability” axis of the graph so that an investor can understand the relative differences in the availability of the specific oil seed crops.

The disclosure has been revised in response to the Staff's comment.  See page 62. The Company respectfully advises the Staff that the graph is not intended to be precise, rather it serves as a reference for the relationship, price and availability of various oil seed crops.

Crude Jatropha oil estimate, page 64

71.
We note your statement that you calculate that your current productive acreage would produce approximately 6,175.51 million gallons over an estimated productive life of 30 years.  However, the chart on page 65 does not show how you reached this estimate.  Please revise your disclosure accordingly.

The disclosure has been revised in response to the Staff's comment.  See page 69.

In addition, you state that the calculation assumes an oil-to-seed ratio of 1:2.  Please clarify whether this is actually the oil-to-seed cake ratio, or, if not, please specify what you mean by the oil-to-seed ratio.

The disclosure has been revised in response to the Staff's comment.  See page 69.

By-product value realization, page 67

72.
Please clarify what you mean when you state on page 68 that you “can currently sell Jatropha seed cake as a bulk wholesale ingredient to numerous bio-fertilizer manufacturers in India.”  In particular, please clarify the term “numerous” and specify whether you currently sell any Jatropha seed cake to such manufacturers, and if so, the number of manufacturers to whom you sell such seed cake.

The disclosure has been revised in response to the Staff's comment.  See page 72.

73.	Please revise your disclosure on page 68 to explain the significance of a bio-fertilizer price that is less than INR 62 per Kg.

The disclosure has been revised in response to the Staff's comment.  See page 72.

74.	Please clarify what the abbreviation “bbl” stands for in the chart showing the seed cake margin realization on page 68.

The disclosure has been revised in response to the Staff's comment.  See pages 52 and 73.

Further, please revise your disclosure to explain how you determined the estimated seed cake margin as listed in the first column of the chart.

The Company respectfully advises the Staff that the seed cake margins in the table are illustrative only and are displayed as part of a sensitivity analysis. There is no special rational for the upper or lower levels of the or the median.

Refinery overview, page 70

75.
We note your disclosure that you are currently installing additional equipment to enable you to meet the U.S. standard ASTM6751-08.  Please revise your disclosure to specify whether there is a risk that you might not meet this standard, and discuss any potential material adverse effects to your business from failing to meet such standard.

The disclosure has been revised in response to the Staff's comment.  See page 74.

76.	Please revise your disclosure to explain the significance of the fact that the technology used in Plant II does not require the use of sodium methoxide as a catalyst.

The disclosure has been revised in response to the Staff's comment.  See page 74.

77.
Please revise your disclosure to explain the significance of the production of the by-product of glycerine.  In particular, please disclose the likelihood that you will be able to sell this by-product and the amount of your revenue that you estimate that the sale of such by-product would account for.  Further, please clarify how the difference in the purity of the glycerine that you are able to produce in Plant II versus Plant I affects your ability to sell the by-product.

The disclosure has been revised in response to the Staff's comment.  See page 75.

Refining Factor Inputs, page 72

78.
We note your disclosure that you do not convert palm oil to biodiesel unless you have an identified customer and a committed selling price.  However, we further note that your largest customer, a European oil trading company, contributed over 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010.  Please disclose the identity of this customer and how the commitments of such customer have affected your production of biodiesel in the past.

In addition, the Company respectfully advises the Staff that the contract with the customer who accounted for 82% of its biodiesel sales in fiscal years 2009 and 2010 is an ordinary course contract that has been performed in full and has expired. The Company and the customer would like to preserve the confidentiality of this customer and as the contract has expired, the Company does not believe there is a compelling reason for the identity of the customer to be disclosed.

In addition, please remove references throughout your prospectus that suggest thatyou have multiple customers, such as the statement on page 73 that you “historicallyhave sold biodiesel to oil traders.”

The Company respectfully advises the Staff that it has sold biodiesel to five different oil trading companies, with 82% of these sales being made to one customer.

Suppliers, page 73

79.	To the extent material, please disclose the percentage of crude palm oil supplied by Cargill.

The disclosure has been revised in response to the Staff's comment.  See page 77.

Plant Utilization & Operating History, page 73

80.
We note your statement that your sales have historically been “concentrated among a small number of customers in the European region.”  Please clarify this disclosure given the fact that one customer accounted for over 99% of your sales in the past two fiscal years.

The disclosure has been revised in response to the Staff's comment.  See page 78.

Strategic long term offtake agreement, page 74

81.
Please disclose the date, terms and conditions, and amount of consideration involved in the Valero offtake agreement.  In particular, we note that in December 2009, certain warrants were issued to Valero Marketing and Supply Company.  Please clarify whether the issuance of such warrants was in connection with the offtake agreement.  Please also specify when Valero’s obligation to purchase up to 200,000 tonnes of biodiesel begins.  See Item 10.C. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 79.

82.
We note your disclosure that you expect that Valero will represent approximately 58% of your revenue from refined products.  Please clarify how you calculated this percentage and whether it assumes that you are operating at 100% of your production capacity.

The disclosure has been revised in response to the Staff's comment.  See page 79.

Corporate History and Development, page 74

83.	Please disclose the legal form of the company. See Item 4.A. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 79.

84.
Please include a description, including the amount invested, of your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of the prospectus.  See Item 4.A.5. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 80.

85.	Please revise your disclosure to explain the scope of your “expected U.S. operations” as referred to on page 76.

The disclosure has been revised in response to the Staff's comment.  See page 81.

Employees, page 77

86.
Please disclose the number of employees for each of the past three financial years.  Please also disclose whether you employ a significant number of temporary employees in light of the planting and harvesting seasons.  See Item 6.D. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 83.

Property, page 78

87.
Please disclose the extent of utilization of your production facilities and the products produced at the facilities.  Please also disclose the size of your leased land in India and Malaysia that is nursery land or used for production, research and development, or living quarters.  See Item 4.D. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See pages 83 and 84.

Management, page 79

Compensation, page 81

88.
We note your disclosure relating to the commitment tranche rights and performance tranche rights, including the vesting date.  It is unclear how the number of rights specified in the table and the vesting dates compare, if at all, to the performance rights granted to Mssrs. Mahalingam and Burnett.  Please revise your disclosure to clarify whether the rights in these tables were granted to Mssrs. Mahalingam and Burnett or to other directors or executive officers.  Please also revise the heading in the commitment tranche rights table to read “Number of Commitment Rights.”

The disclosure has been revised in response to the Staff's comment, including the deletion of references to commitment tranche rights.  See page 87.

Share Ownership, page 86

89.
Please revise your disclosure to state that the tables set forth information regarding ownership of options and performance rights, as opposed to the Company’s ordinary shares, as such information is disclosed as of September 14, 2010 on page 87.

The disclosure has been revised in response to the Staff's comment.  See page 92.

90.	Please provide the expiration date for the options disclosed on page 86. See Item 6.B. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 92.

Principal Shareholders, page 87

91.
Please clearly disclose whether Nathan Mahalingam is considered the beneficial owner of any of the securities held by Mission Equities Sdn Bhd.  To the extent he is a beneficial owner of such shares, please include them in the disclosure of the total number of shares he beneficially owns.  Further, please clarify whether you have included any of such shares as part of the 35,630,338 shares owned by the directors and executive officers as a group.

The disclosure has been revised in response to the Staff's comment.  See page 93.

In addition, the Company respectfully advises the Staff that Nathan Mahalingam is considered a beneficial owner of the securities held by Mission Equities Sdn Bhd and it has included such securities as part of the 35,630,338 shares owned by the directors and executive officers as a group.

92.
Please specify whether the table of principal shareholders includes the ordinary shares that may be issued upon conversion of the convertible notes issued in May 2007.  If not, please revise your disclosure to include the convertible notes, including any additional holders who may be deemed to own five percent or more of your ordinary shares based on the ownership of such convertible notes.

The Company respectfully advises the Staff that one principal shareholder owns convertible notes. No other convertible noteholder would be a 5% or more shareholder of the Company upon conversion of their convertible notes.

The disclosure has been revised in response to the Staff's comment.  See page 93.

93.
Please state the number and percentage of shares held by U.S. holders of record.  See Item 4 of Form F-1 and Item 7.A.2 of Form 20-F.  Also provide the disclosure required by Items 7.A.3 and 4 of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 94.

Related Party Transactions, page 89

94.
Please include disclosure relating to the November 17, 2009 issuance of shares to Ir Lee Swee Eng, as well as any other issuance of shares to a person or entity specified in Item 6.B. of Form 20-F.  Please also disclose that Mr. Eng is entitled to appoint one director to your board, and that he is the founder and Managing Director of KNM Group Bhd, the parent company of the EPCC contractor for your second refinery.  Please provide all required information relating to such transactions as required by Item 6.B. of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 95.

Description of Share Capital, page 90

95.	Please revise your disclosure to provide the price and terms of all share issuances for the last three years. See Item 10.A.6 of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See pages 96 and 97.

Ownership Threshold, page 93

96.
We note your disclosure regarding the ownership threshold above which shareholder ownership must be disclosed to the Australian Securities Exchange.  Please revise the disclosure to clarify that upon becoming a U.S. public company, there will be additional ownership disclosure requirements, such as those required by the federal securities laws.

The disclosure has been revised in response to the Staff's comment.  See page 100.

Shares Eligible for Future Sale, page 97

97.	Please disclose which of your officers will be excluded from the lock-up agreements, as referenced on page 97.

The disclosure has been revised in response to the Staff's comment.  See page 103.

Taxation, page 99

98.
Please delete the word “certain” from the phrase “certain material U.S. federal income tax considerations” because the word may imply that you have not disclosed all material U.S. federal income tax consequences.

The disclosure has been revised throughout the Taxation section in response to the Staff's comment.  See page 105.

Past Relationships, page 110

99.
We note your disclosure that certain of the underwriters and their affiliates have provided investment banking and other services in the past to you and your affiliates.  In particular, we note your disclosure regarding Chardan Capital Markets.  Please revise your disclosure to specify the terms of the relationship with Chardan Capital Markets and discuss the nature and terms of any other material relationship with any of the underwriters or their affiliates.  See Item 9.B.10 of Form 20-F.

The disclosure has been revised in response to the Staff's comment.  See page 116.

Enforceability of Civil Liabilities, page 112

100.	Disclose the existence of any treaties between Australia and the United States that would affect the recognition and enforcement of foreign judgments in Australia.

The Company respectfully advises the Staff that there is not any treaty between Australia and the United States that would affect the recognition and enforcement of foreign judgments in Australia. The disclosure has been revised in response to the Staff's comment.  See page 118.

Revenue and Other Income, page F-14

101.
You state that you do not recognize revenue, in part, unless reasonable certainty exists that such revenues will be realized.  However, on page 40 you disclose that you took an impairment charge related to your trade receivables of A$9.2 million and A$8.3 in fiscal 2010 and 2009, respectively, because your Board was unable to provide sufficient audit evidence at June 30, 2010 to substantiate the recoverability of these receivables.  Please provide us an analysis under IAS that supports your original accounting to recognize the sales as revenue.

The Staff's comment is duly noted. The Company respectfully advises the Staff that the impairment charge related to its trade receivables of A$9.2 million and A$8.3 in fiscal 2010and 2009, respectively, concerns receivables in the feedstock business segment. The following discussion explains the accounting approach and factors that the Company's board of directors (the "Board") considered in recognizing revenue and assessing the recoverability of the sapling sale receivables.

Summary of the Company's business model

The Company's business model is to be a vertically integrated biofuels company, with refining capability and access to feedstock (jatropha crude oil) supplies. Part of this business model is to develop the upstream supply of jatropha crude oil which is not at this present time in abundant worldwide supply. Therefore, the Company grows Jatropha saplings from seeds in its self managed nurseries and then sell these saplings to contract farmers. These saplings are owned and managed by the contract farmers. The saplings may begin to yield seeds after year three reaching a mature yield at year six and continue to bear seeds for a further 24 years (30 year tree life). The Company has a 30 year contract to buy back the seeds produced by these saplings. The receivable associated with the sale of saplings to the contract farmer is secured against the future purchase of seeds. In order to bring forward the recovery of the receivable, the Company has entered into a number of memorandums of understanding with various banks in India to providing working capital funding to the contract farmers until the saplings are producing seeds. With this model, the bank lends sufficient money to the contract farmer to pay the Company for the saplings supplied and to pay for labor, equipment and fertilizer while planting and tending to the saplings. Should the farmer not take the working capital funding, or in some instances the banks with which the Company has a memorandum of understanding do not operate in the contract farming area, the value of the receivable will be offset against the future contracted purchases of seeds from the farmer. Hence ultimate recoverability of these receivables would be dependent on the survival of the sapling plantations and seed yields.

Analysis of revenue recognition

In accordance with the “IAS 41 Agriculture” accounting standard, the Company recognized the fair value of biological assets. The material portion of this revenue was recognized in the June 30, 2008 financial year (A$18.2 million), with a further A$9.4 million in 2009 and A$1.7 million in 2010. The recognition of biological assets (and hence fair value income) in the Company's financial records is dependent on the following three factors:

•
the Company controls the assets – the Company leases the land under which the jatropha seeds are sown, employs the staff to tend to the young saplings, applies and pays for water and fertilizer when required and chooses when to up-root the saplings for onwards sale to its contract farmers. The Company ceases to recognize the biological asset at the point in time when the sapling is uprooted and sold to the contract farmers;

•
it is probable that future economic benefits associated with the assets will flow to the entity –these biological assets  are on-sold to contract farmers, and the Company have the legal right to recover the amount due from the sale of the biological assets immediately. In addition, the Company can recover the economic benefit through the farmer working capital funding process or through the future offset against the purchase of seeds. Therefore, the Board had reasonable comfort that it was probable that the economic benefits associated with the jatropha saplings would accrue to the Company. On June 30, 2008 and June 30, 2009 the Board recognized the full value of Jatropha saplings on hand in its nurseries, reflecting the view at the time that the full value of the saplings would be recovered.  At June 30, 2010 the Board reduced the number of  saplings reflected on its balance sheet as biological assets (and hence the fair value in other income) to take into account the previous history of sapling mortality (discussed in detail below); and

•
the fair value or cost of the assets can be measured reliably – the Company have benchmarked their sale price of saplings against third party sales and government recommended sales prices of Jatropha saplings.

Analysis of receivable recoverability at June 2008, 2009 and 2010

The 2008 financial year was the first material year of sapling production and sales for the Company where around 200,000 acres were planted in the planting season (being the rainy season in India). At that point in time, the Company believed that Jatropha saplings had a high ability to survive under harsh agricultural conditions, hence the ultimate recoverability of the receivable was deemed high, even without the bank funding process.  In addition, the Company had just signed (in the first half of calendar year 2008) a number of memorandums of understanding with various banks in India which expressed their support to fund the Company's contract farmers. Thus as at June 30, 2008, when the Board was considering the recoverability of its feedstock receivables and the recognition of the fair value income from biological assets, there was a high level of confidence that the material portion of the receivables would be recovered within the forthcoming year due to the expected health of the saplings and the ability to collect based on working capital loans to the farmers. As this was the first year of significant operation the Board made a provision of 10% of its receivables to reflect a possible non-recoverability of receivables. In addition, the Board provided a discount on the non-current portion of the receivable to reflect the time value of money in accordance with IAS 39.

In the 2009 financial year, the practical challenges of collecting receivables via the bank loan process became apparent, and were attributed to the large quantity of contract farmers who were applying for working capital loans from the banks. These loans  have to be processed at an understaffed rural bank level. Further delays were associated with the requirement that the rural branch bank manager has to physically inspect and confirm the existence of the planted saplings. Thus the high volume of contract farmers and the low value of loans (less than US$250 per farmer) resulted in a less than expected approval of loans by the rural banks, and hence less than expected cash inflow to the Company. Due to the slow receipt of monies a material portion of the receivables were re-classified as non-current receivables (i.e. recoverable in the future through the offset against seed purchases). In addition, at this time, , the Company became aware through field staff surveys that a higher than expected level of sapling mortality was being experienced in the field than previously expected. It was estimated that 36% of saplings had perished or were underperforming. As the ability of the Company to recover the receivable (other than through the contract farmer working capital loan process) depends on sapling condition and a forecast of seed yields, and a material portion of the saplings had perished, it became evident that the Company had a reduced likelihood of receivable recoverability, hence the Board provided for an impairment provision reflecting the reduced likelihood of recovery.

During the 2010 financial year the Company rolled out its 1st generation proprietary GPS mapping system which included the ability to electronically collate a survey of the mortality of saplings planted. This survey showed that around 49% of the saplings planted had not survived, which was an increase from the previously estimated 36% mortality. Hence the Company increased the impairment provision to reflect the latest mortality view. During the 2010 financial year the Company signed a significant contract with Valero Supply and Marketing Company which was underpinned by a requirement for large volumes of Jatropha based biodiesel. During this period the United States renewable fuels standard 2 was introduced, which requires biodiesel (in order to qualify for renewable fuel identification numbers) to be produced from certified feedstock. At this point in time Jatropha is not an approved feedstock. Thus at June 30, 2010 it was not possible to conclusively demonstrate the economic viability of the value chain (i.e. from Jatropha sapling through to the sale of biodiesel into the United States). Hence the Board took a prudent and conservative approach to impair the remaining portion of the non current receivables. The value of current receivables could be supported because the Company has a track history (although very slow) of recovering receivables through the bank loan process.

The table below demonstrates the systematic progression of the impairment of receivables over the three reported periods and is a reflection of the Board's assessment of the collectability of receivables at each reporting date. The receivables held on the Company's balance sheet as at June 30, 2010 represents the Board's assessment of the value of receivables anticipated to be collected from contract farmers who will utilise the bank loan (working capital) process.

Summary of the Company's accounting treatment for fiscal 2008 – 2010:

	June 30, 2008 (A$ million)	June 30, 2009 (A$ million)	June 30, 2010 (A$ million)
Gross carrying value of the sapling sale receivable	11.9	24.9	23.4
Provision for impairment (refer to discussion above for information regarding each years provision)	(1.2)	(8.9)	(18.6)
Discount on non-current portion of receivable	(0.6)	(3.2)	(2.8)
Net carrying value of receivables	10.1	12.8	2.0

Current carrying value	8.6	1.3	2.0
Non-current carrying value	1.5	11.5	0
Total Carrying value	10.1	12.8	2.0

In summary, the recognition of revenue was driven by the fair value change of the biological assets grown by the Company. These biological assets were sold, yielding financial assets to be carried on the balance sheet. The Board subsequently assessed the impairment of these financial assets based on information it had at the time of assessment (i.e. during the key reporting date of June 30 for each financial year).

In addition to the discussion above, see pages 38 and 39 which now includes a discussion of the revenue recognition principles applied by the Company.

Note 17, Investments in Subsidiaries, page F-27

102.
We note on page 75 and in Exhibit 21.1 that you list Scarborough Beach Holdings and PJ Trading LLC as being 100% owned entities.  Please tell us why you have not included these entities in your footnote disclosure and confirm whether you consolidated these entities in your results for the three years ended June 30, 2010.

The Company respectfully advises the Staff that these entities were not included in the footnote disclosure and were not consolidated in the results for the three years ended June 30, 2010, because both entities were incorporated on July 1, 2010, which is after the end of the Company's most recent financial year.

Recent Sales of Unregistered Securities, page II-1

103.	Please identify the exemption for each of the issuances listed on page II-3, including the supporting facts relied upon for the exemption. See Item 701(d) of Regulation S-K.

The disclosure has been revised in response to the Staff's comment.  See page II-2.

Undertakings, page II-2

104.	Please include the undertakings in Item 512(h) and (f) of Regulation S-K.

The Company respectfully advises the Staff that these undertakings are already included in the registration statement. See page II-2.

Exhibits

105.
Please file all required exhibits, such as the underwriting agreement and the legal opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

The disclosure has been revised in response to the Staff's comment.  See U.S. and Australian tax Exhibits 8.1 and 8.2. The Company respectfully advises the Staff that it intends to file all other required exhibits in a timely manner to allow the Staff sufficient time to review them before the registration statement becomes effective.

106.	Please file on EGDAR the executed copy of exhibit 10.4, including all appendices to the contract. In this regard, we note that the signatures are missing from page 5 of the contract.

The disclosure has been revised in response to the Staff's comment.  See Exhibit 10.4.

107.
Please file the offtake agreement with Valero Energy Corporation, or otherwise confirm that Exhibit 10.5, the Product Supply Agreement with Valero Marketing and Supply Company, is the offtake agreement.

The Staff's comment is duly noted. The Company respectfully advises the Staff that Exhibit 10.5, the Product Supply Agreement with Valero Marketing and Supply Company, is the offtake agreement. The Company intends to imminently file a confidential treatment request with the Commission in relation to Exhibit 10.5.

108.	Please file any written agreements with the customer who accounted for 99% of your biodiesel sales in fiscal year 2009 and fiscal year 2010, or explain why you are not required to do so.

The Company respectfully advises the Staff that the contract with the customer who accounted for 82% of its biodiesel sales in fiscal years 2009 and 2010 was entered into on January 14, 2009 and is an ordinary course contract that has been performed in full and has expired. The Company and the customer would like to preserve the confidentiality of this customer and as the contract has expired, the Company does not believe there is a compelling reason for it to be filed with the Commission.

109.	Please file your contracts with Crown Iron Works, Inc. and Axens, or explain why you are not required to do so.

The disclosure has been revised in response to the Staff's comment.  See Exhibits 10.12 and 10.13.

*          *          *          *          *

Please fell free to contact the undersigned at the number or email address below with any comments or questions you may have regarding this letter.

Yours sincerely,

/s/ Andrew Reilly

Andrew Reilly
Partner
+61 2 8922 5436
andrew.reilly@bakermckenzie.com

Enclosures

cc:	Erin Jaskot, Staff Attorney
Tracey McKoy, Staff Accountant
Al Pavot, Staff Accountant
(Securities and Exchange Commission)

Nathan Mahalingam, Chief Executive Officer
Guy Burnett, Chief Financial Officer
(Mission NewEnergy Limited)

Yvan-Claude Pierre, Partner
(DLA Piper LLP (US))

Carina Becker, Associate Director
(Grant Thornton Audit Pty Ltd)